FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON - ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 4 DATED MARCH 18, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 4, is part of the prospectus of Phillips Edison - ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated January 16, 2014, or Supplement No. 1, and Supplement No. 2, dated January 28, 2014, or Supplement No. 2, and Supplement No. 3, dated February 13, 2014, or Supplement No. 3. This Supplement No. 4 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, and Supplement No. 3, and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, and Supplement No. 3. This Supplement No. 4 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, and Supplement No. 3. Unless the context suggests otherwise, the terms "we" "us" and "our" used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 4 are to provide:

•	an update on the status of the offering;

•	information regarding the acquisition of Bethany Village Shopping Center; and

•	information regarding distributions recently declared.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. On February 11, 2014, we satisfied the $20.0 million minimum offering amount for our initial public offering in Ohio and Washington, broke escrow in those states and began to issue shares of our common stock in those states. Subscriptions from residents of Pennsylvania will continue to be held in escrow until we have received aggregate subscriptions of at least $100.0 million in our initial public offering.

Property Acquisition

On March 14, 2014, we purchased, through a wholly-owned subsidiary, a grocery-anchored shopping center containing 81,674 rentable square feet located on approximately 12.32 acres of land in Alpharetta, Georgia (“Bethany Village Shopping Center”) for approximately $11.2 million, exclusive of closing costs. The Company funded the purchase price with proceeds from the offering. Bethany Village Shopping Center was purchased from MEPT Bethany Village LLC, a Delaware limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor.

Currently, Bethany Village Shopping Center is 93.3% leased to twelve tenants. Publix, a market-leading grocery store chain, occupies 63.3% of the total rentable square feet at the shopping center. No other tenant occupies more than 10% of the total rentable square feet at Bethany Village Shopping Center. The Publix lease expires on May 31, 2021 and the average rental rate over the remaining lease term is $8.80 per square foot. Publix has six options to extend the term of its lease by five years each.

Bethany Village Shopping Center was constructed in 2001. The average occupancy rate for Bethany Village Shopping Center during each of the last three years was as follows:

Year[1]	Average Occupancy Rate
2011	87.2%
2012	86.0%
2013	86.2%

1 - Occupancy data for 2009 and 2010 is not available.

The average effective annual rental rate per square foot for each of the last three years for Bethany Village Shopping Center was as follows:

Year[1]	Average Effective Annual Rental Rate per Square Foot
2011	$12.44
2012	11.35
2013	11.21

1 - Rent data for 2009 and 2010 is not available.

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Bethany Village Shopping Center by square footage and by annualized contractual base rent as of March 31, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	3	$106,368	12.3%	4,800	6.3%
2015	—	—	—	—	—
2016	5	189,600	21.9%	11,800	15.5%
2017	1	30,072	3.4%	1,400	1.9%
2018	1	22,104	2.6%	1,700	2.2%
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	1	454,728	52.5%	51,674	67.8%
2022	—	—	—	—	—
2023	1	63,600	7.3%	4,800	6.3%
Thereafter	—	—	—	—	—

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of March 31, 2014.

We currently have no plans for capital improvement of Bethany Village Shopping Center and we believe that Bethany Village Shopping Center is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies.

The annual realty taxes payable on the property for the calendar year 2013 were $135,456, at a rate of 3.38%.

Distributions Declared

Our board of directors declared distributions for the month of March 2014. These distributions will be calculated based on stockholders of record each day from March 1, 2014 through and including March 31, 2014 in an amount equal to $0.00445205479 per share of common stock. Distributions will be paid on such date in April 2014 as one of our co-presidents may determine.

Our board of directors declared distributions for the month of April 2014. These distributions will be calculated based on stockholders of record each day from April 1, 2014 through and including April 30, 2014 in an amount equal to $0.00445205479 per share of common stock. Distributions will be paid on such date in May 2014 as one of our co-presidents may determine.

Our board of directors declared distributions for the month of May 2014. These distributions will be calculated based on stockholders of record each day from May 1, 2014 through and including May 31, 2014 in an amount equal to $0.00445205479 per share of common stock. Distributions will be paid on such date in June 2014 as one of our co-presidents may determine.

All distributions will be paid in cash or reinvested in stock for those participating in our distribution reinvestment plan. Distributions will likely be funded from a combination of cash flow from operations and debt proceeds, as our policy is not to fund distributions with proceeds from this offering. A portion of each distribution is expected to constitute a return of capital for tax purposes.